FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                              4 March, 2004

                             INTERNATIONAL POWER plc
                               (Registrant's name)


                                  Senator House
                            85 Queen Victoria Street
                                 London EC4V 4DP
                                     England
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or form 40-F.

             Form 20-F.........X........Form 40-F.................

           Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                        Yes.............No......X.......

               If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


                        International Power plc

              Performance Share Plan 2002: 2004 Conditional Awards

                Executive Share Option Plans: Grants of Options

                          Share Retention Arrangements


This notification is to advise that on 4 March 2004 International Power plc (the "Company") was advised that on 2 March 2004 the Remuneration Committee of the Company (the Committee") made the following awards under the Company's 2002 Performance Share Plan and granted the following Options under the Company's Executive Share Option Scheme to the Executive Directors of the Company as detailed below:



2004 Long Term Incentive Plans



As part of the Company's normal policy regarding Long Term Incentive Arrangements for Directors and Senior Managers, the Committee has made the following Conditional Awards of shares and Grant of Options to Executive
Directors:

1    The 2002 Performance Share Plan (the 'Performance Plan')

A Conditional Award over the following numbers of shares of the Company to:

                             No. of Shares

Philip Cox                     342,342

Tony Concannon                 169,369

Steve Riley                    169,369

Mark Williamson                180,180


The above awards will normally vest after the end of a three-year period commencing on 1 January 2004 and ending on 31 December 2006, subject to the satisfactory performance of the performance condition. The performance condition that applies to the above awards is based on growth in normalised earnings per share (EPS Growth). Under this condition, 30% of the award will vest after 31 December 2006 if EPS for the year ended 31 December 2006 is not less than 9.5 pence per share. 100% of the award will vest if EPS for the year ended 31 December 2006 is equal to or greater than 14 pence per share. Vesting will be pro rated for EPS performance between these two points.


In accordance with the Rules of the Performance Plan, the value of shares that have been made subject to the award has been calculated by reference to the mid-market price of an IPR Ordinary share on Monday 1 March 2004 (this being the day before the Award Date), being 138.75 pence per share.


2    Unapproved Executive Share Option Plans


A Grant of Options under the Company's Unapproved Executive Share Option Plans to:


                               No. of Shares                 Option price
                               Under Option                   per Share


Philip Cox                        342,342                       138.75p

Tony Concannon                    169,369                       138.75p

Steve Riley                       169,369                       138.75p

Mark Williamson                   180,180                       138.75p




In accordance with the Rules of the Unapproved Plan, the value of options granted has been calculated by reference to the mid-market price of an IPR Ordinary share on Monday 1 March 2004 (this being the day before the Grant
Date), being 138.75p pence per share.



For the Unapproved Plan, the above options will, under normal circumstances, be exercisable between 2 March 2007 and 2 March 2014, subject to the satisfactory performance of the performance condition. The performance condition that applies to the above awards is based on growth in normalised earnings per share (EPS Growth). Under this condition, the grant will become exercisable after 31 December 2006 if EPS for the year ended 31 December 2006 is not less than 10.2 pence per share. There will be no re-testing of this Grant of Options.



Share Retention Arrangements



This notification is also to advise that, on 3 March 2004, as part of the Company's Share Retention Arrangements, shares were awarded to Executive Directors of the Company as detailed below:



                                       No. of  Shares

                      Awarded          Sold to meet               Retained to
                                       Tax liabilities            January 2007

Philip Cox          71,411                 29,279                42,132

Tony Concannon      22,062                  9,045                13,017

Steve Riley         26,749                 10,967                15,782

Mark Williamson     30,654                 12,569                18,085


The Share Retention Arrangement is designed to, over the medium term, assist in increasing the share holding of Executive Directors to at least 100% their base salary. It provides for Executive Directors to sacrifice 50% of their 2003 earned annual cash bonus in order to receive the above shares. The Executive Director must retain these shares until January 2007, unless the Executive Director can show that after selling, he still holds at least 100% of his base salary in Company shares. This arrangement will also apply to the annual cash bonuses due for the 2004 and 2005 financial years.




Stephen Ramsay
Company Secretary


4 March 2004





                                                INTERNATIONAL POWER plc
                                                (Registrant)


                             By: /s/ Stephen Ramsay
                            --------------------------------------------
                             Stephen Ramsay, Company Secretary